File No. 70-9049

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U- 1

POST-EFFECTIVE AMENDMENT NO. 1
to
APPLICATION-DECLARATION

Under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

(Names of companies filing this statement and
addresses of principal executive offices)

Entergy Corporation

(Name of top registered holding company parent of
each applicant or declarant)

Steven C. McNeal Treasurer Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022

Item 3.  Applicable Statutory Provisions.

Item 3 of the Application-Declaration in this File is hereby amended by adding at the end thereof the following:

"Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Entergy hereby represents that, (i) for the reasons discussed below, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings", is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $2.9 billion) is equal to approximately 57% of Entergy's "consolidated retained earnings" as of June 30, 2005 (approximately $5.0 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act). Although Entergy's current aggregate investment in Exempt Projects exceeds the limit specified in Rule 53(a)(1), by initial order in this File dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

With respect to the condition set forth in Rule 53(b)(1), on September 23, 2005, Entergy New Orleans, Inc. ("ENO"), a public utility subsidiary of Entergy, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Louisiana. The book value of ENO's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53 (b)(1) have occurred.

The bankruptcy petition was precipitated by the unanticipated and devastating impact of Hurricane Katrina, which destroyed substantial portions of ENO's facilities, disrupted its revenues, and, with the evacuation of the City of New Orleans ("City"), eliminated at least in the short term, the quality of ENO's customer base, which is directly linked to the fortunes of the City. ENO is continuing in possession of its properties and has continued to operate its business as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

The purpose of the bankruptcy filing - consistent with the fundamental goals of the bankruptcy laws - is to provide ENO with the respite that it needs to deal with the challenges caused by the hurricane, and to enable it to address the interests of its creditors, employees, and the customers which it is dedicated to serve. In this regard, ENO's most pressing concern, and the immediate cause of its bankruptcy filing, is the liquidity crisis resulting from the hurricane's severe disruption to operations.1 ENO estimates that over one hundred thousand of its customers are presently unable to accept electric and gas service, and will remain unable to accept such service for a period of time that cannot yet be determined. Other customers in the New Orleans area who have had their utility services restored have been displaced by Hurricane Katrina. The ordinary cycle of customer payment of utility bills has been shattered. As a result, ENO's cash receipts have been significantly below normal levels since the hurricane.

As a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENO, Entergy is no longer in compliance with the safe harbor provisions of Rule 53 (as modified by the June 2000 Order). However, in accordance with Rule 53(c), Entergy believes that the authorization in this File, inasmuch as it permits the use of proceeds of the issuance of securities by Entergy to finance the acquisition of EWGs, or the guarantee of securities of EWGs, in amounts up to 100% of Entergy's consolidated retained earnings, (i) will not have a substantial adverse impact upon Entergy's financial integrity and (ii) will not have an adverse impact on Entergy's utility subsidiaries (including ENO), their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers. In support of its position, Entergy hereby provides the following financial information (which is also periodically furnished to the Commission due to Entergy's non-compliance with the condition in Rule 53(a)(1)):

1. As of June 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 17% of Entergy's total consolidated capitalization, 15% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

2. Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through March 31, 2005).

3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.

4. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2005, Entergy's consolidated capitalization ratio was approximately 50.6% debt and approximately 49.4% equity, consisting of approximately 2.3% preferred stock and approximately 47.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

5. As of the date of this Post-Effective Amendment, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

Therefore, notwithstanding that the condition set forth in Rule 53(b)(1) has arisen as a result of the bankruptcy of ENO, Entergy has affirmatively demonstrated that it satisfies the standards in Rule 53(c) for continued authorization in this File either to use the proceeds of securities issuances by Entergy to finance the acquisition of EWGs, or guarantee the securities of EWGs, in an aggregate amount up to 100% of Entergy's consolidated retained earnings.

Furthermore, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

Except to the extent otherwise authorized in the June 2000 Order, in any supplemental order issued in this File or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53."

Item 5. Procedure.

The Commission is requested to publish a supplemental notice under Rule 23 with respect to the filing of this Post-Effective Amendment No. 1 to the Application-Declaration in this File as soon as practicable. Entergy requests that the Commission's supplemental order continuing its authorization in this File for Entergy either to use the proceeds of the issuance of securities to finance the acquisition of EWGs or guarantee the securities of EWGs in an aggregate amount up to 100% of Entergy's "consolidated retained earnings" be issued as soon as the rules allow, and that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which such order is to become effective. Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

a.  Exhibits:

H-1 - Proposed Form of Federal Register Notice

b.  Financial Statements:

Financial Statements of Entergy Corporation and of Entergy Corporation and subsidiaries, consolidated, included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (filed in File No. 1-11299 and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer

Dated: September 27, 2005

_________________________
1.  On September 26, 2005, the Commission issued an emergency order granting authority for Entergy to loan ENO up to $150 million.   See HCAR No. 10334. In approving the emergency funding request, the Commission considered (in light of the condition of Rule 53(b)(1) having occurred) the effect upon the Entergy System of the capitalization and earnings of Entergy's Exempt Projects, in accordance with Rule 54, and found that there was no basis to withhold or deny approval of the relief requested.